UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      333-96378

Structured Asset Securities Corporation
(Exact name of registrant as specified in its charter)

200 Vesey Street, New York, NY  10285 212-526-7000
Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Commercial Mortgage Pass-Through Certificates, LB Commercial
Mortgage Trust Series 1998-C1
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

Please place an X in the box/s to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(I)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6 X

Approximate number of holders of record as of the certification
or notice date:    132

Pursuant to the requirements of the Securities Exchange Act of 1934, Structured Asset Securities Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LaSalle National Bank

By:	/s/ Russell M. Goldenberg
Name:	Russell M. Goldenberg
Title: Senior Vice President

Date: January 27, 1999